SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2004

     SHELL CANADA LIMITED

(Translation of registrant’s name into English)

     400 - 4 Avenue S.W., Calgary, Alberta. T2P 0J4

(Address of principal executive offices)

     (indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F [  ] Form 40-F  [X]

     (indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  [  ]  No  [X]

SIGNATURES

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHELL CANADA LIMITED

(Registrant)

Date: May 4, 2004	By:	“H.W. LEMIEUX”

(Signature)

H.W. Lemieux, Vice President

(Name and Title)

	By:	“J.M. COULL”

(Signature)

J.M. Coull, Assistant Secretary

(Name and Title)

SHELL CANADA LIMITED

Annual and Special Meeting of Holders of
Common Shares and 4% Cumulative Redeemable Shares of
Shell Canada Limited

April 30, 2004

REPORT OF VOTING RESULTS
National Instrument 51-102 – Continuous Disclosure Obligations
Section 11.3

Matters Voted Upon

General Business			Outcome of Vote
1.	The election of the following ten directors of the Issuer for a term expiring not later than the Issuer’s 2005 annual meeting		Carried

	a)	D.H. Burney
	b)	L.Z. Cook
	c)	I.J. Goodreau
	d)	K.L. Hawkins
	e)	D.W. Kerr
	f)	W.A. Loader
	g)	R.W. Osborne
	h)	R. Royer
	i)	N.C. Southern
	j)	J. van der Veer

2.	The appointment of PriceWaterhouseCoopers LLP as the auditors of the Issuer and the authorization of the directors to fix their remuneration		Carried

Special Business
1.	To consider Shareholder Proposals

	#1	Defeated
	#2	Defeated

2.	To approve amendments to the Long Term Incentive Plan of the Issuer	Carried

SHELL CANADA LIMITED

BY-LAW NO. 57

A By-law Relating Generally
to the
Transaction of the Business and Affairs
of the Corporation

INDEX

INTERPRETATION
1. Interpretation	4
DIRECTORS
2. Number	4
3. Quorum	4
4. Election	4
5. Action by the Board	4
6. Meeting Participation by Electronic Means	4
7. Meetings	4
8. Notice of Meeting	5
9. First Meeting of a New Board	5
10. Voting	5
11. Remuneration of Directors	5
COMMITTEES
12. Audit Committee	5
13. Committee of Directors	5
14. Transaction of Business	5
PROTECTION OF DIRECTORS AND OFFICERS
15. Limitation of Liability	5
16. Indemnity of Directors and Officers	6
SHAREHOLDERS’ MEETINGS
17. Annual Meetings	6
18. Special Meetings	6
19. Meeting by Electronic Means	7
20. Notice of Meetings	7
21. Chairman, Secretary and Scrutineers	7
22. Quorum	7
23. Joint Shareholders	7
24. Votes to Govern	7
25. Show of Hands	7
26. Ballots	8
27. Electronic Voting	8
28. Adjournment	8
OFFICERS
29. Officers	8
30. Appointment and Term of Office	8
31. Removal	8
32. Resignations, Vacancies	8
33. Salaries	8
34. President	9
35. Chief Financial Officer	9
36. Vice-Presidents	9
37. Secretary	9

38. Assistant Secretaries	9
39. Treasurer	9
40. Assistant Treasurers	9
41. Controller	9
42. Additional Officers	9
43. Divisions	9
EXECUTION OF INSTRUMENTS
44. Signing Officers	10
45. Execution of Powers of Attorney	10
46. Voting Shares and Securities in other Bodies Corporate	10
47. Additional Signing Officers	10
48. Cheques, Drafts, etc.	11
SHARES AND TRANSFERS
49. Allotment	11
50. Share Certificates	11
51. Replacement of Share Certificates	11
52. Joint Shareholders	11
53. Deceased Shareholders	11
DIVIDENDS AND FINANCIAL YEAR
54. Dividends	12
55. Dividend Cheques	12
56. Non-receipt of Cheques	12
57. Unclaimed Dividends	12
58. Financial Year	12
DISCLOSURE OF INFORMATION
59. Corporation’s Business	12
60. Corporation’s Books	12
61. Admission to Meetings	13
NOTICES
62. Method of Giving Notice	13
63. Signature to Notices	13
64. Notice to Joint Shareholders	13
65. Computation of Time	13
66. Omissions and Errors	13
67. Persons Entitled by Death or Operation of Law	13
68. Waiver of Notice	14
BORROWING AND SECURITIES
69. Borrowing Power	14
EFFECTIVE DATE AND REPEAL
70. Effective Date	14
71. Repeal	14

BE IT ENACTED AND IT IS HEREBY ENACTED as a By-Law of SHELL CANADA LIMITED (herein called the “Corporation”) as follows:

INTERPRETATION

1.	Interpretation:

In this by-law and all other by-laws of the Corporation words importing the singular number include the plural and vice versa; words importing the masculine gender include the feminine and neuter genders; words importing persons include bodies corporate, partnerships and aggregates of persons; “board” means the board of directors of the Corporation; “Act” means the Canada Business Corporations Act, R.S.C. 1985, Chapter C-44 as amended or replaced from time to time; “regulations” means any regulations promulgated under the Act as amended or replaced from time to time; “articles” means the restated articles of incorporation attached to the restated certificate of incorporation issued to the Corporation under the Act as amended or restated from time to time; and “By-law 55” means By-law 55 of the Corporation, as amended. Save as aforesaid and unless the context otherwise so requires, words and expressions defined in the Act have the same meanings when used herein.

DIRECTORS

2.	Number:

The board shall consist of such number of directors as may be fixed from time to time by the board, not being less than eight nor more than fifteen directors.

3.	Quorum:

The quorum for any meeting of the board shall be two directors.

4.	Election:

The election of directors shall take place at each annual meeting of shareholders. If an election of directors is not held at the proper time, the incumbent directors shall continue in office until their successors are elected.

5.	Action by the Board:

The board shall manage, or supervise the management of, the business and affairs of the Corporation. The board may transact business at a meeting at which a quorum is present, including a meeting held pursuant to Section 6 of this by-law, or by a resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of the board. Where there is a vacancy in the board, the remaining directors may exercise all the powers of the board so long as a quorum remains in office.

6.	Meeting Participation by Electronic Means:

If all the directors of the Corporation consent, a director may participate in a meeting of the board or of a committee of the board by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting. A director participating in such a meeting by such means is deemed to be present at the meeting.

Any such consent shall be effective whether given before or after the meeting to which it relates and may be given with respect to all meetings of the board and of committees of the board.

7.	Meetings:

Meetings of the board shall be held from time to time at such place, at such time and on such day as the board, the President or any two directors may determine, and the Secretary or an Assistant Secretary shall call meetings when thus directed or authorized.

8.	Notice of Meeting:

Notice of the time and place of each meeting of the board shall be given to each director not less than two days before the day when the meeting is to be held.

9.	First Meeting of a New Board:

It shall not be necessary to give notice of the first meeting of the board to be held following the election of directors at a shareholders’ meeting, if a quorum of directors be present at the meeting. At that meeting, and if and so often as there is a vacancy, the board shall elect a chairman who shall preside at all meetings of the board at which he is present and shall have such other powers and duties as may from time to time be assigned to him by the board.

10.	Voting:

Questions arising at any meeting of the board shall be decided by a majority of votes. In case of an equality of votes the chairman of the meeting, in addition to his original vote, shall have a second or casting vote.

11.	Remuneration of Directors:

A director shall be paid such remuneration, if any, as the board may from time to time determine. In addition, the board may from time to time pay special remuneration out of the funds of the Corporation to any director who performs any special work or service for the Corporation outside the work or services ordinarily required of a director of the Corporation. A director shall also be reimbursed for his out-of-pocket expenses incurred in attending board, committee or shareholders’ meetings or otherwise in respect of the performance of his duties.

COMMITTEES

12.	Audit Committee:

The board shall appoint annually an audit committee of not fewer than three directors, none of whom may be an officer or employee of the Corporation or any of its affiliates. The audit committee shall have the powers and duties provided in the Act and as delegated by the board.

13.	Committee of Directors:

The board may appoint one or more other committees of directors, however designated, and delegate to any such committee any of the powers of the board except those which pertain to items which, under the Act, the board has no authority to delegate.

14.	Transaction of Business:

Unless otherwise determined by the board, each committee shall have the power to fix its quorum at not less than a majority of its members, to elect its chairman and to regulate its procedure. The powers of a committee of directors may be exercised by a meeting at which a quorum is present, including a meeting held pursuant to Section 6 of this by-law, or by a resolution in writing signed by all members of such committee who would have been entitled to vote on that resolution at a meeting of the committee.

PROTECTION OF DIRECTORS AND OFFICERS

15.	Limitation of Liability:

Every director and officer of the Corporation in exercising his powers and discharging his duties shall act honestly and in good faith with a view to the best interests of the Corporation and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Subject to the foregoing, no director or officer shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee, or for joining in any receipt or other act for conformity, or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired for or on behalf of the Corporation, or for the insufficiency or deficiency of any security in or upon which any of the moneys of the Corporation shall be invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious acts of any person with whom any of the moneys, securities or effects of the Corporation shall be deposited, or for any loss occasioned by any error of judgment or oversight on his part, or for any other loss, damage or misfortune whatever which shall happen in the execution of the duties of his office or in relation thereto; provided that nothing herein shall relieve any director or officer from the duty to act in accordance with the Act and the regulations or from liability for any breach thereof.

16.	Indemnity of Directors and Officers:

(1)	The Corporation shall indemnify every director or officer of the Corporation, every former director or officer of the Corporation and every individual who acts or acted at the Corporation’s request as a director or officer, or any individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that individual’s association with the Corporation or other entity.

(2)	The Corporation may advance moneys to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to in subsection (1). The individual shall repay the moneys if the individual does not fulfill the conditions of subsection (3).

(3)	The Corporation shall not indemnify an individual under subsection (1) unless:

(a)	the individual acted honestly and in good faith with a view to the best interests of the Corporation, or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at the Corporation’s request; and

(b)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful.

(4)	The Corporation shall with the approval of a court indemnify every individual referred to in subsection (1), or advance moneys under subsection (2), in respect of an action by or on behalf of the Corporation or other entity to procure a judgment in its favour, to which the individual is made a party because of the individual’s association with the Corporation or other entity as described in subsection (1) against all costs, charges and expenses reasonably incurred by the individual in connection with such action, if the individual fulfils the conditions set out in subsection (3).

(5)	Despite subsection (1), an individual referred to in that subsection is entitled to indemnity from the Corporation in respect of all costs, charges and expenses reasonably incurred by the individual in connection with the defence of any civil, criminal, administrative, investigative or other proceeding to which the individual is subject because of the individual’s association with the Corporation or other entity as described in subsection (1), if the individual seeking indemnity:

(a)	was not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done; and

(b)	fulfils the conditions set out in subsection (3).

SHAREHOLDERS’ MEETINGS

17.	Annual Meetings:

The annual meeting of shareholders shall be held at such time in each year and at such place as the board may from time to time determine, for the purpose of considering the financial statements and reports required by the Act to be placed before the annual meeting, electing directors, appointing an auditor and for the transaction of such other business as may properly be brought before the meeting.

18.	Special Meetings:

The board may call a special meeting of shareholders at any time.

19.	Meeting by Electronic Means:

(1)	The board may in its sole discretion determine that any person entitled to attend a meeting of shareholders may participate in the meeting, in accordance with the regulations, if any, by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting. A person participating in such a meeting by such means is deemed to be present at the meeting.

(2)	If the directors of the Corporation call a meeting of shareholders pursuant to the Act, those directors may determine that the meeting shall be held, in accordance with the regulations, if any, entirely by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting.

20.	Notice of Meetings:

Notice of the time and place of each meeting of shareholders shall be given not less than twenty-one days nor more than sixty days before the date of the meeting.

21.	Chairman, Secretary and Scrutineers:

The chairman of any meeting of shareholders shall be the President, or, in his absence, the Chief Financial Officer or a Vice-President. If no such officer is present within fifteen minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall choose one of their number to be chairman. If the Secretary of the Corporation is absent, the chairman shall appoint some person, who need not be a shareholder, to act as secretary of the meeting. If desired, one or more scrutineers, who need not be shareholders, may be appointed by a resolution or by the chairman of the meeting.

22.	Quorum:

A quorum for the transaction of business at any meeting of shareholders shall be two persons present in person each being a shareholder entitled to vote thereat or a duly appointed proxyholder for a shareholder so entitled, and together holding or representing by proxy not less than a majority of the outstanding shares of the Corporation entitled to a vote at the meeting, which quorum shall be present throughout the meeting.

23.	Joint Shareholders:

If two or more persons hold shares jointly, any one of them present in person or represented by proxy at a meeting of shareholders may, in the absence of the other or others, vote the shares; but if two or more of those persons are present in person or represented by proxy and vote, they shall vote as one the shares jointly held by them.

24.	Votes to Govern:

At any meeting of shareholders every question shall, unless otherwise required by law, be determined by a majority of the votes cast on the question. In case of an equality of votes either upon a show of hands or upon a poll, the chairman of the meeting shall be entitled to a second or casting vote.

25.	Show of Hands:

Subject to the provisions of the Act, any question at a meeting of shareholders shall be decided by a show of hands unless a ballot thereon is required or demanded as hereinafter provided. Upon a show of hands every person who is present and entitled to vote shall have one vote. Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is required or demanded, a declaration by the chairman of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall, in absence of evidence to the contrary, be proof of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the shareholders upon the said question.

26.	Ballots:

On any question proposed for consideration at a meeting of shareholders, and whether or not a show of hands has been taken thereon, the chairman of the meeting may require or any shareholder or proxyholder entitled to vote at the meeting may demand a ballot. A ballot so required or demanded shall be taken in such manner as the chairman shall direct. A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot. If a ballot is taken each person present shall be entitled, in respect of the shares which he is entitled to vote at the meeting upon the question, to that number of votes provided by the articles, and the result of the ballot so taken shall be the decision of the shareholders upon the said question.

27.	Electronic Voting:

The board may in its sole discretion determine that:

(a)	a vote referred to in Section 25 of this by-law may be held, in accordance with the regulations, if any, entirely by means of a telephonic, electronic or other communication facility; or

(b)	any person participating in a meeting of shareholders under subsections 19(1) or (2) of this by-law and entitled to vote at that meeting may vote, in accordance with the regulations, if any, by means of the telephonic, electronic or other communication facility that the Corporation has made available for that purpose.

28.	Adjournment:

The chairman at a meeting of shareholders may, with the consent of the meeting and subject to such conditions as the meeting may decide, adjourn the meeting from time to time and from place to place. If a meeting of shareholders is adjourned for less than 30 days, it shall not be necessary to give notice of the adjourned meeting, other than by announcement at the earliest meeting that is adjourned.

OFFICERS

29.	Officers:

The officers of the Corporation shall be a President, a Chief Financial Officer, one or more Vice Presidents of whom one or more may be designated by the board as Senior Vice President or Executive Vice President, a Secretary, a Treasurer, a Controller, one or more Assistant Secretaries and one or more Assistant Treasurers. None of the officers except the President need be a member of the board.

30.	Appointment and Term of Office:

The officers of the Corporation shall be appointed annually by the board at the first meeting of the board following its election, and thereafter as may be necessary or desirable. Each officer shall continue in office until his successor is appointed or until he has resigned and his resignation has become effective, or until he has been removed in the manner hereinafter provided.

31.	Removal:

Any officer may be removed, either with or without cause, by the board or by any committee or officer upon whom such power of removal may be conferred by the board.

32.	Resignations, Vacancies:

Any officer may resign at any time by giving written notice to the board, to the President or to the Secretary. Such resignation shall take effect at the date of the receipt of such notice or at any later time specified therein, and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. A vacancy in any office because of death, resignation, removal, disqualification or any other cause may be filled for the unexpired portion of the term through appointment by the board.

33.	Salaries:

The salaries of the officers shall be fixed from time to time by the board and no officer shall be prevented from receiving such salary by reason of the fact that he is also a director of the Corporation. Subject to the provisions of the Act, the board may from time to time delegate such power to one or more of the directors and officers of the Corporation as may be designated by the board to such extent and in such manner as the board shall determine at the time of each delegation.

34.	President:

The President shall preside at all meetings of the shareholders at which he is present, and, in the absence of the chairman of the meetings of the board, shall preside at all meetings of the board at which he is present. The President shall be the Chief Executive Officer of the Corporation and shall have general direction of the business and affairs of the Corporation, subject to the control of the board and the provisions of the Act. The President shall have such other powers and duties as may from time to time be assigned to him by the board or as are incident to his office.

35.	Chief Financial Officer:

The Chief Financial Officer shall be the principal financial officer of the Corporation and shall have such powers and duties as may from time to time be assigned to him by the board or the President.

36.	Vice-Presidents:

Each Vice-President shall have such powers and duties as may from time to time be assigned to him by the board or by the President.

37.	Secretary:

The Secretary shall have such powers and duties as are incident to the office of the Secretary and such other powers and duties as may from time to time be assigned to him by the board or the President.

38.	Assistant Secretaries:

Each Assistant Secretary shall have such powers and duties as may from time to time be assigned to him by the board, the President or the Secretary.

39.	Treasurer:

The Treasurer shall have such powers and duties as are incident to the office of the Treasurer and such other powers and duties as may from time to time be assigned to him by the board or the President.

40.	Assistant Treasurers:

Each Assistant Treasurer shall have such powers and duties as may from time to time be assigned to him by the board, the President or the Treasurer.

41.	Controller:

The Controller shall have such powers and duties as are incident to the office of the Controller and such other powers and duties as may from time to time be assigned to him by the board or the President.

42.	Additional Officers:

The board may appoint additional officers and agents, each of whom shall hold office for such period, have such authority and perform such duties as the board may from time to time determine. The board may delegate to any officer the power to appoint, and to prescribe the authority and duties of, and to remove, any such additional officers and agents.

43.	Divisions:

The President may create one or more divisions of the Corporation, or subdivisions thereof, to conduct the business and operations of the Corporation. The President may designate the name of the division or subdivision and appoint for each division or subdivision such officers as he considers appropriate, prescribing the powers and duties of the officers. The President may discontinue or consolidate a division or subdivision.

EXECUTION OF INSTRUMENTS

44.	Signing Officers:

(1)	Contracts, documents or other instruments in writing requiring the signature of the Corporation may be signed by (a) the President or any Vice-President in conjunction with the Secretary or the Treasurer or any Assistant Secretary or any Assistant Treasurer, or (b) the Chief Financial Officer in conjunction with the Secretary or any Assistant Secretary, and all contracts, documents and instruments in writing so signed shall be binding upon the Corporation without any further authorization or formality. The board may from time to time by resolution appoint any officer or officers, person or persons on behalf of the Corporation either to sign contracts, documents and instruments in writing generally or to sign specific contracts, documents or instruments in writing.

(2)	The corporate seal of the Corporation may, when required, be affixed to contracts, documents and instruments in writing signed as aforesaid or by any officer or officers, person or persons, appointed by resolution of the board.

(3)	In particular without limiting the generality of the foregoing, (a) the President or any Vice-President in conjunction with the Secretary or the Treasurer or any Assistant Secretary or any Assistant Treasurer, or (b) the Chief Financial Officer in conjunction with the Secretary or any Assistant Secretary, shall have authority from time to time to sell, assign, transfer, exchange, convert or convey any and all shares, stocks, bonds, debentures, rights, warrants or other securities at any time owned by or registered in the name of the Corporation and to sign and execute under the corporate seal of the Corporation or otherwise all assignments, transfers, conveyances, powers of attorney and all other instruments, if any, that may be necessary for the purpose of selling, assigning, transferring, exchanging, converting or conveying any such shares, stocks, bonds, debentures, rights, warrants or other securities.

45.	Execution of Powers of Attorney:

The President or any Vice-President in conjunction with the Secretary or the Treasurer or any Assistant Secretary or any Assistant Treasurer, or the Chief Financial Officer in conjunction with the Secretary or any Assistant Secretary, shall have the authority for and on behalf of the Corporation to execute such powers of attorney appointing agents and attorneys with such powers as may be necessary or convenient to transact the business of the Corporation, including the power to accept service of process on behalf of the Corporation in any action instituted in connection with any document executed, act done or business transacted pursuant to any such power of attorney, with full power and authority to such agents and attorneys so appointed to substitute one or more persons with like full powers. All such powers of attorney so executed shall be binding upon the Corporation without any further authorization or formality, and the Corporation hereby ratifies and confirms whatever the President or any Vice-President and the Secretary, an Assistant Secretary, the Treasurer or an Assistant Treasurer, or the Chief Financial Officer and the Secretary or any Assistant Secretary, or agent or attorney or substitute or substitutes, may lawfully do by virtue of the authority hereby granted to them.

46.	Voting Shares and Securities in Other Bodies Corporate:

All of the shares or other securities carrying voting rights of any other body corporate held from time to time by the Corporation may be voted at any and all meetings of shareholders or meetings of holders of other securities (as the case may be) of such other body corporate, and in such manner and by such person or persons as the board shall from time to time determine. In the absence of action by the board, the proper signing officers of the Corporation may from time to time execute and deliver for and on behalf of the Corporation instruments appointing proxyholders and arrange for the issuance of voting certificates and other evidence of the right to vote in such names and in such manner as they may determine.

47.	Additional Signing Officers:

(1)	The President in conjunction with the Secretary shall have the power to authorize any person or persons to sign under the corporate seal or otherwise contracts, documents and instruments in writing generally, or to sign specific contracts, documents or instruments in writing, if such power has been so delegated by the board.

(2)	Any officer to whom the board has delegated the power to appoint additional officers and agents in pursuance of the provisions of Section 42 of this by-law shall have power from time to time to authorize any additional officers and agents so appointed to sign under the corporate seal or otherwise contracts, documents and instruments in writing generally, or to sign specific contracts, documents or instruments in writing.

48.	Cheques, Drafts, etc.:

All cheques, drafts or other orders for the payment of money and all notes, acceptances and bills of exchange shall be signed by such officer or officers, person or persons, whether or not officers, and in such manner as the board may from time to time designate, or as may be designated by an officer of the Corporation pursuant to authority delegated to him, from time to time, by the board.

SHARES AND TRANSFERS

49.	Allotment:

The board may from time to time allot or grant options to purchase shares of the Corporation at such times and to such persons and for such consideration and on such terms and conditions as the board shall determine.

50.	Share Certificates:

Every holder of one or more shares of the Corporation shall be entitled to a share certificate stating the number and class or series of shares held by him as shown on the securities register. Share certificates shall be in such form as the board shall from time to time approve. Any share certificate shall be signed in accordance with Section 44 of this by-law and need not be under the corporate seal; provided that certificates representing shares in respect of which a transfer agent and/or registrar has been appointed shall not be valid unless countersigned by or on behalf of such transfer agent and/or registrar. The signature of one of the signing officers or, in the case of share certificates which are not valid unless countersigned by or on behalf of a transfer agent and/or registrar, the signatures of both signing officers, may be printed or mechanically reproduced in facsimile upon share certificates and every such facsimile signature shall for all purposes be deemed to be the signature of the officer whose signature it reproduces and shall be binding upon the Corporation. A share certificate executed as aforesaid shall be valid notwithstanding that one or both of the officers whose facsimile signature appears thereon no longer holds office at the date of issue of the certificate.

51.	Replacement of Share Certificates:

The board or any officer or agent designated by the board shall in its or his discretion direct the issue of a new share certificate in lieu of and upon cancellation of a share certificate that has been mutilated or in substitution for a share certificate claimed to have been lost, destroyed or wrongfully taken on payment of such fee, if any, and on such terms as to indemnity, reimbursement of expenses and evidence of loss and of title as the board may from time to time prescribe, whether generally or in any particular case.

52.	Joint Shareholders:

If two or more persons are registered as joint holders of any share, the Corporation shall not be bound to issue more than one certificate in respect thereof, and delivery of such certificate to one of such persons shall be sufficient delivery to all of them. Any one of such persons may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such share.

53.	Deceased Shareholders:

In the event of the death of a holder, or of one of the joint holders, of any share, the Corporation shall not be required to make any entry in the securities register in respect thereof except upon production of all such documents as may be required by law and upon compliance with the reasonable requirements of the Corporation and its transfer agents.

DIVIDENDS AND FINANCIAL YEAR

54.	Dividends:

Subject to the provisions of the Act and of the articles, the board may from time to time declare dividends payable to the shareholders according to their respective rights and interest in the Corporation. Dividends may be paid in money or property or by issuing shares of the Corporation.

55.	Dividend Cheques:

A dividend payable in money shall be paid by cheque to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to such registered holder at his address as recorded in the securities register of the Corporation unless such holder otherwise directs. In the case of joint holders the cheque shall be made payable to the order of all of such joint holders and mailed to them at their recorded address or to the first of such recorded addresses if more than one of them is recorded. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

56.	Non-receipt of Cheques:

In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the board may from time to time prescribe, whether generally or in any particular case.

57.	Unclaimed Dividends:

Any dividend unclaimed after a period of six years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

58. Financial Year:

Until otherwise ordered by the board, the financial year of the Corporation shall end on the 31 st day of December in each year.

DISCLOSURE OF INFORMATION

59. Corporation’s Business:

No shareholder shall be entitled to discovery of any information respecting any details or conduct of the Corporation’s business which, in the opinion of the board, is inexpedient in the interests of the Corporation to communicate to the public.

60.	Corporation’s Books:

Shareholders and creditors, their personal representatives and the Director appointed under the Act may examine the records referred to hereunder during the usual business hours of the Corporation, and may take extracts from the records, free of charge. Any other person may do so upon payment of a reasonable fee:

(a)	the articles and the by-laws, and all amendments thereto;

(b)	minutes of shareholders’ meetings and resolutions of shareholders;

(c)	copies of notices filed under the Act respecting change of directors; and

(d)	the securities register, subject to the provisions of the Act.

61.	Admission to Meetings:

The only persons entitled to attend a meeting of shareholders shall be those entitled to vote thereat, the directors and auditor of the Corporation and others who, although not entitled to vote, are entitled or required under the Act or the by-laws of the Corporation to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

NOTICES

62.	Method of Giving Notice:

Any notice (which term includes any communication or document) to be given (which term includes sent, delivered or served) pursuant to the Act, the regulations, the articles, the by-laws or otherwise to a shareholder, director, officer, auditor or member of a committee of the board shall be sufficiently given if delivered personally to the person to whom it is to be given or if delivered to his recorded address or if mailed to him at his recorded address by prepaid ordinary or air mail or if sent to him at his recorded address by any means of prepaid transmitted or recorded communication or if provided in the form of an electronic document so long as the shareholder, director, officer, auditor or member of a committee of the board has consented to receive the notice in such form. A notice so delivered shall be deemed to have been given when it is delivered personally or to the recorded address as aforesaid; a notice so mailed shall be deemed to have been given when deposited in a post office or public letter box; a notice so sent by any means of transmitted or recorded communication shall be deemed to have been given when dispatched or delivered to the appropriate communication company or agency or its representative for dispatch; and a notice so sent in the form of an electronic document shall be deemed to have been given when transmitted. The Secretary may change or cause to be changed the recorded address of any shareholder, director, officer or auditor in accordance with any information believed by him to be reliable.

63.	Signature to Notices:

The signature to any notice to be given by the Corporation or any officer may be written, stamped, typewritten or printed, or partly written, stamped, typewritten or printed.

64.	Notice to Joint Shareholders:

All notices with respect to any shares registered in more than one name may, if more than one address is recorded on the books of the Corporation in respect of such joint holding, be given to such joint shareholders at the first address so recorded, and notice so given shall be sufficient notice to all the holders of such shares.

65.	Computation of Time:

In computing the date when notice must be given under any provision requiring a specified number of days’ notice of any meeting or other event, the date of giving the notice shall be excluded and the date of the meeting or other event shall be included.

66.	Omissions and Errors:

The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

67.	Persons Entitled by Death or Operation of Law:

Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever, shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholder from whom he derives his title to such share prior to his name and address being entered on the securities register (whether such notice was given before or after the happening of the event upon which he became so entitled) and prior to his furnishing to the Corporation the proof of authority or evidence of his entitlement prescribed by the Act.

68.	Waiver of Notice:

Any shareholder (or his duly appointed proxyholder), director, officer, auditor or member of a committee of the board may at any time waive any notice, or waive or abridge the time for any notice required to be given to him under any provision of the Act, the regulations, the articles, the by-laws or otherwise and such waiver or abridgement, whether given before or after the meeting or other event of which notice is required to be given, shall cure any default in the giving or in the time of such notice, as the case may be. Any such waiver or abridgement shall be in writing except a waiver of notice of a meeting of shareholders or of the board or of a committee of the board which may be given in any manner.

BORROWING AND SECURITIES

69.	Borrowing Power:

(1)	Without limiting the borrowing powers of the Corporation as set forth in the Act, the board may from time to time:

(a)	borrow money on the credit of the Corporation;

(b)	issue, reissue, sell, pledge or hypothecate debt obligations of the Corporation;

(c)	mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation, owned or subsequently acquired, and to secure any obligation of the Corporation; and

(d)	give a guarantee on behalf of the Corporation to secure performance of any obligation of any person.

(2)	Subject to the provisions of the Act, the board may from time to time delegate all or any of the powers conferred on the board as set out above to one or more directors or officers of the Corporation, as the board may designate, to such extent and in such manner as the board shall determine at the time of each such delegation.

EFFECTIVE DATE AND REPEAL

70.	Effective Date:

Subject to its being sanctioned by the shareholders, this by-law shall be effective as of March 13, 2003 being the date of the board resolution which enacted this by-law.

71.	Repeal:

By-law 55 of the Corporation is repealed as of the effective date of this by-law provided that such repeal shall not affect the previous operation of By-law 55 or affect the validity of any act done or right, privilege, obligation or liability acquired or incurred under or the validity of any contract or agreement made pursuant to By-law 55 prior to its repeal. All officers and persons acting under By-law 55 shall continue to act as if appointed under the provisions of this by-law and all resolutions of the shareholders or board with continuing effect passed under By-law 55 shall continue good and valid except to the extent inconsistent with this by-law and until amended or repealed.

ENACTED by the board the 13th day of March, 2003.	“T.W. Faithfull”

T.W. Faithfull
President

“H.W. Lemieux”

H.W. Lemieux
Secretary

CONFIRMED by the shareholders the 24th day of April, 2003.	“H.W. Lemieux”

H.W. Lemieux
Secretary

Industry Canada	Industrie Canada

Restated Certificate	Certificat
of Incorporation	de constitution à jour

Canada Business	Loi canàdienne sur
Corporations Act	les sociétés par actions

SHELL CANADA LIMITED

SHELL CANADA LIMITEE	350797-1

Name of corporation-Dénomination de la société	Corporation number-Numéro de la société

I hereby certify that the articles of incorporation of the above-named corporation were restated under section 180 of the Canada Business Corporations Act as set out in the attached restated articles of incorporation.
Je certifie que les statuts constitutifs de la société susmentionnée ont été mis à jour en vertu de 1’article 180 de la Loi canadienne sur les sociétés par actions, tel qu’il est indiqué dans les statuts mis à jour ci-joints.

May 18, 2000 / le 18 mai 2000
Director - Directeur	Effective Date of Restatement -
Date d’entrée en vigueur de la mise à jour

Canada Business Corporations Act	FORM 7 RESTATED ARTICLES OF INCORPORATION (SECTION 180)

1 - Name of Corporation	Corporation No.

English Form – SHELL CANADA LIMITED	350797-1
French Form – SHELL CANADA LIMITEE

2 - The place in Canada where the registered office is to be situated

City of Calgary, Province of Alberta

3 - The classes and any maximum number of shares that the corporation is authorized to issue

An unlimited number of Common Shares without par value, an unlimited number of 4% Cumulative Redeemable Preference Shares and an unlimited number of Preferred Shares without par value issuable in series, having attached thereto the rights, privileges, restrictions and conditions as set out in the attached Schedule A.

4 - Restrictions, if any, on share transfers

Nil.

5 - Number (or minimum and maximum number) of directors

The annexed Schedule B is incorporated in this Form.

6 - Restrictions, if any, on business the corporation may carry on

There are no restrictions in the Articles on the business the Corporation may carry on.

7 - Other provisions, if any

The annexed Schedule C is incorporated in this Form.

The foregoing restated articles of incorporation correctly set out, without substantive change, the corresponding provisions of the articles of incorporation as amended and supersede the original articles of incorporation.

Signature		Date	FOR DEPARTMENTAL USE ONLY
/s/ T. W. Faithfull	/s/ H.W. Lemieux	April 26, 2000	Filed
Title PRESIDENT	SECRETARY

SCHEDULE A

A.   The Preferred Shares shall, as a class, be designated as Preferred Shares and shall have attached thereto the following rights, privileges, restrictions and conditions:

1.	Preferred Shares in Series

     The Preferred Shares may at any time or from time to time be issued in one or more series and before the issuance of any series the directors of the Corporation shall by resolution fix the number of shares in such series and determine the designation, rights, privileges, restrictions and conditions to be attached to the Preferred Shares of such series.

2.	Priority

     The Preferred Shares of each series shall rank on a parity with the Preferred Shares of every other series and shall rank in priority to the 4% Cumulative Redeemable Preference Shares and the Common Shares of the Corporation and any other class of shares ranking junior to the Preferred Shares with respect to the payment of dividends and in the distribution of assets of the Corporation in the event of liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs.

3.	Creation and Issue of Additional Shares

     So long as any of the Preferred Shares are outstanding, the Corporation shall not, without the prior approval of the Preferred Shares as a class given in accordance with clause 6 below, create any additional class of shares ranking prior to or on a parity with the Preferred Shares. So long as any of the Preferred Shares are outstanding, the Corporation shall not, without the prior approval of the Preferred Shares as a class given in accordance with clause 6 below, issue any shares of any other class ranking prior to the Preferred Shares or, if any dividends are in arrears on any Preferred Shares, issue any additional Preferred Shares or shares of any other class ranking on a parity with the Preferred Shares.

4.	Voting Rights

     Except when entitled to by law and except as specifically set forth herein, the holders of the Preferred Shares shall not be entitled as such to receive notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting unless and until the Corporation from time to time shall fail to pay in the aggregate eight (8) quarterly dividends or four (4) half-yearly dividends, as the case may be, on the Preferred Shares of any one series on the dates on which the same should be paid according to the terms thereof and until eight (8) quarterly dividends or four (4) half-yearly dividends, as the case may be, shall remain outstanding and be unpaid whether or not consecutive and whether or not such dividends have been declared and whether or not there are any moneys of the Corporation properly applicable to the payment of dividends. In such event but only so long as any dividends on the Preferred Shares of any series remain in arrears, the holders of the Preferred Shares shall be entitled to receive notice of and to attend all meetings of shareholders of the Corporation at which members of the board of directors are to be elected and which take place more than sixty (60) days after such event and shall be entitled to elect at any such meeting, voting separately as a class, two (2) members, who shall be resident Canadians, out of whatever number of members of the board of directors are to be elected at such meeting. Notwithstanding the foregoing, nothing contained herein shall be deemed to limit the right of the Corporation from time to time to increase or decrease the size of its board of directors.

5.	Amendment

     The rights, privileges, restrictions and conditions attached to the Preferred Shares as a class may be added to, changed or removed at any time or from time to time by Articles of Amendment but only with prior approval of the holders of Preferred Shares given in accordance with clause 6 below in addition to any vote or authorization required by the Canada Business Corporations Act as the same may be amended, replaced or re-enacted from time to time.

6.	Approval of Holders of Preferred Shares

     The approval of the holders of the Preferred Shares referred to in clause 3 hereof and the approval of the holders of Preferred Shares with respect to any addition to, change in or removal of the rights, privileges, restrictions and conditions attaching to the Preferred Shares as a class shall be given by a resolution signed by all the holders of outstanding Preferred Shares or passed by a majority of not less than two-thirds (2/3) of the votes cast by the holders of Preferred Shares who voted in respect of that resolution at a meeting of the holders of the Preferred Shares duly called for that purpose. The quorum for the transaction of business at any such meeting shall be two (2) persons present and being entitled to vote thereat. The formalities to be observed in respect of the giving of notice of any such meeting and the conduct thereof shall be those from time to time prescribed by the Canada Business Corporations Act or the by-laws of the Corporation with respect to meetings of shareholders.

B.   The 4% Cumulative Redeemable Preference Shares shall be designated as 4% Cumulative Redeemable Preference Shares (hereinafter in these articles referred to as “Preference Shares”) and shall have attached thereto the following rights, privileges, restrictions and conditions:

1.	Priority

     The Preference Shares shall rank junior to the Preferred Shares and shall rank in priority to the Common Shares and any other class of shares of the Corporation ranking junior to the Preference Shares with respect to the payment of dividends and in the distribution of assets of the Corporation in the event of liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs.

2.	Dividends

     Subject to the prior rights of the holders of Preferred Shares, the holders of Preference Shares shall be entitled to and shall receive half-yearly on the first (1st) day of April and October in each year, as and when declared by the directors, fixed cumulative dividends at the rate of four per cent (4%) per annum on the amounts from time to time paid up thereon out of the moneys of the Corporation properly applicable to the payment of dividends. No dividend shall at any time be declared or paid or set apart for the Common Shares or any part thereof until all accrued dividends on the Preference Shares issued and outstanding shall have been paid. The holders of Preference Shares shall not be entitled to any dividends other than or in excess of the cash dividends hereinbefore provided for.

3.	Liquidation

     Subject to the prior rights of the holders of Preferred Shares, the holders of Preference Shares shall have the right on the voluntary or involuntary liquidation, dissolution or winding up of the Corporation, or other distribution of assets of the Corporation among shareholders for the purpose of winding up its affairs, to repayment of the amount paid up on such shares, together with all unpaid preferential dividends (which for such purpose shall be treated as if such preferential dividends were accruing up to the date of such distribution) before the holders of any of the Common Shares of the Corporation shall be entitled to repayment of the amounts or any part thereof paid upon such Common Shares or to participate in the assets of the Corporation. The holders of the Preference Shares shall not have the right to any further participation in the assets of the Corporation than as above set out.

4.	Redemption

     Subject to the provisions attaching to the Preferred Shares or any series thereof, the Corporation may, upon giving notice as hereinafter provided, redeem the whole or from time to time any part of the then outstanding Preference Shares on payment for each share to be redeemed of one hundred per cent (100%) of the amount paid up thereon, together with an amount calculated as if the preferential dividends on such shares were accruing for the period from the time of payment of the last dividend instalment to the date of such redemption. In case a part only of the then outstanding Preference Shares is at any time to be redeemed, the shares so to be redeemed shall be taken from the Preference Shares held by each holder thereof pro rata according to the number of such shares held by him as shown in the securities register of the Corporation on the date of giving notice of redemption.

     The Corporation shall give at least thirty (30) days’ notice in writing to each person who at the date of giving such notice is a registered holder of Preference Shares to be redeemed of the intention of the Corporation to redeem Preference Shares held by such registered holder. Such notice shall be given by post in a prepaid letter addressed to the last address of each such shareholder as it appears in the securities register of the Corporation, or, in the event of the address of any shareholder not so appearing, then to the last known address of such shareholder. Such notice shall set out the number of Preference Shares held by the person to whom it is addressed which are to be redeemed and the redemption price. Such notice shall also set out the date on which redemption is to take place and on and after the date so specified for redemption the Corporation shall pay the redemption price to the registered holder of the Preference Shares to be redeemed on presentation and surrender at the registered office of the Corporation, or at any other place designated by such notice, of the certificates for the Preference Shares so called for redemption. The certificates for such shares shall thereupon be cancelled and the redemption of the shares represented thereby shall thereupon be completed. If a part only of the shares represented by any certificate be redeemed a new certificate for the balance shall be issued. From and after the date specified in any such notice, the Preference Shares called for redemption shall cease to be entitled to dividends and the holders thereof shall not be entitled to any rights in respect thereof except that of receiving the redemption price, unless payment of the redemption price shall not be made by the Corporation on the presentation and surrender of the certificates in accordance with the foregoing provisions.

     Should the holders of any Preference Shares so called for redemption fail to present the certificates representing such shares within fifteen (15) days after the date specified for redemption, the Corporation shall have the right to deposit the redemption price of such shares to a special account in any chartered bank in Canada mentioned in the notice to provide for the payment thereof, without interest, to the holders of such shares upon surrender of the certificates representing the same, and upon such deposit, such shares shall, so far as liability of the Corporation is concerned, be taken to be redeemed and cancelled. After the Corporation has made a deposit as aforesaid with respect to any shares, the rights of the holders of such shares as against the Corporation shall be limited to receiving the redemption price so deposited and such holders shall not be entitled to any participation in the profits or assets of the Corporation, or to exercise any rights as holders of such shares so redeemed and cancelled.

5.	Voting Rights

     The holders of the Preference Shares shall be entitled at all meetings of shareholders of the Corporation (except meetings at which only holders of another class are entitled to vote) to one (1) vote for each Preference Share held by them.

C.   The Common Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

1.	Voting Rights

     The holders of the Common Shares shall be entitled at all meetings of shareholders of the Corporation (except meetings at which only holders of another class are entitled to vote) to one (1) vote for each Common Share held by them.

2.	Dividend Rights

     Subject to the prior rights of the holders of the Preferred Shares and the 4% Cumulative Redeemable Preference Shares and any other shares ranking senior to the Common Shares with respect to priority in the payment of dividends, all dividends which the directors may declare in any fiscal year of the Corporation shall be declared and paid in equal amounts per share on all Common Shares at the time outstanding with out preference or priority.

3.	Liquidation

     In the event of the voluntary or involuntary liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among shareholders for the purpose of winding up its affairs, the holders of the Common Shares shall be entitled, subject to the prior rights of the holders of the Preferred Shares and the 4% Cumulative Redeemable Preference Shares and any other shares ranking senior to the Common Shares, to the remaining property and assets of the Corporation.

SCHEDULE B

     The board of directors shall consist of a minimum of eight and maximum of fifteen directors. The directors in office at the time of continuance of the Corporation under the Canada Business Corporations Act shall hold office, subject to the provisions of the Canada Business Corporations Act, until the expiration of the term for which they were elected prior to continuance.

SCHEDULE C

(a)	Without limiting the borrowing powers of the Corporation as set forth in the Canada Business Corporations Act, the board of directors of the Corporation may from time to time,

(i)	borrow money upon the credit of the Corporation;

(ii)	issue, re-issue, sell or pledge debt obligations of the Corporation; and

(iii)	mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation, owned or subsequently acquired, and in the undertaking and rights of the Corporation, to secure any debt obligation of the Corporation.

(b)	Without limiting the borrowing powers of the Corporation as set forth in clause (a) hereof, the board of directors of the Corporation may from time to time, in such amount and on such terms as it deems expedient charge, mortgage, hypothecate or pledge all or any of the currently owned or subsequently acquired real or personal, movable or immovable, property of the Corporation, including book debts, rights, powers, franchises and undertaking, to secure any debt obligations or any money borrowed, or other debt or liability of the Corporation.

(c)	Subject to the provisions of the Canada Business Corporations Act, the board of directors may from time to time delegate to such one or more of the directors and officers of the Corporation as may be designated by the board all or any of the powers conferred on the board as set out above to such extent and in such manner as the board shall determine at the time of each such delegation.